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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                           Commission File Number   33-0684524
                                                                    ----------

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
             [ ] Form N-SAR

    For period Ended:   December 31, 1997
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[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

    For the Transition Period Ended:
                                     ------------------------------------------

    Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                      Mossimo, Inc.
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Former name if applicable

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Address of principal executive office (Street and number)

                                    9 Pasteur
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City, state and zip code        Irvine, California  92618-2215
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                                     PART II
                             RULE 12B-25 (B) AND (C)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate.)

[X]    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b) The subject annual report, semi-annual report, transition report on
           Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]    (c) The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached if applicable. See Exhibit A.
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                                    PART III
                                    NARRATIVE

    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

    The Annual Report on Form 10-K for the period ended December 31, 1997 cannot be filed within the prescribed time period because the Company's independent auditors, Arthur Anderson LLP, have not yet completed their audit of the Company's financial statements for the year ended December 31, 1997.

    The Company hereby requests a fifteen day extension of the filing deadline for its Form 10-K for the period ended December 31, 1997.

                                     PART IV
                                OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification

        John P. Brincko                      (714)            789-0200
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            (Name)                        (Area Code)     (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X] Yes  [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes  [ ] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
See attached Exhibit B.
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                                  Mossimo, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.





Date        March 31, 1998            By  /s/  JOHN P. BRINCKO
      -------------------------           --------------------------------------
                                          John P. Brincko
                                          Chief Executive Officer




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                                   EXHIBIT A

                        [ARTHUR ANDERSEN LLP LETTERHEAD]

March 31, 1998

Securities and Exchange Commission
Washington, D.C. 20549

Re:     Annual Report on Form 10-K of Mossimo, Inc.

Dear Sirs/Madams:

Pursuant to Rule 12b-25(c) of the Securities Exchange Act of 1934, the undersigned hereby provides the Securities and Exchange Commission with a statement of the reasons why we are not able to supply on or before March 31, 1998 the audit report required to be included in the Annual Report on Form 10-K of Mossimo, Inc. (the Company) for the period ended December 31, 1997.

For the past 90 days, we have been working with the Company's management to complete our audit of the Company's consolidated financial statements for the year ended December 31, 1997. Due to significant changes in the Company's management over that time period and related administrative difficulties in obtaining necessary information, we have not had sufficient time to complete our audit of said financial statements. We expect to complete our audit within the next fifteen days so that the Company may file its Form 10-K for the period ended December 31, 1997 on or before April 15, 1998.





Irvine, California                                  /s/ Arthur Andersen LLP
March 31, 1998                                          Arthur Andersen LLP



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                                   EXHIBIT B

                         TO MOSSIMO, INC.'S FORM 12B-25

                                           Commission File Number   33-0684524
                                                                    ----------
                      PART IV OTHER INFORMATION (CONTINUED)

    The Company expects to report a net loss of $18.7 million for the year ended December 31, 1997 compared with pro forma net income of $10.8 million for 1996. The Company also expects to report that net sales for 1997 decreased to $70.9 million in 1997 from $108.7 million in 1996.

    Men's sportswear sales for 1997 totaled $27.4 million, and men's activewear sales were $19.5 million, compared with $41.7 million and $42.3 million, respectively, in 1996. Womenswear sales were $20.5 million in 1997 compared to $19.9 million in 1996, and net royalty income from licensed products amounted to $3.8 million compared with $3.9 million for 1996.